Exhibit 3.19

State of Indiana

Office of the Secretary of State

Certificate of Organization

of

ROCHESTER MANUFACTURING, LLC

I, CONNIE LAWSON, Secretary of State, hereby certify that Articles of Organization of the above Domestic Limited Liability Company have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Business Flexibility Act.

NOW, THEREFORE, with this document I certify that said transaction will become effective Wednesday, December 21, 2016.

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, December 21, 2016

/s/ Connie Lawson
CONNIE LAWSON
SECRETARY OF STATE

201612211171997 / 7461783

To ensure the certificate’s validity, go to https://bsd.sos.in.gov/PublicBusinessSearch